May 10, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Fast Lane Holdings, Inc.

Form 10-12G/A

Filed April 24, 2019

File No. 000-56019

To the Men and Women of the Securities and Exchange Commission:

Fast Lane Holdings, Inc., a Delaware corporation (“we”, “us”, or the “Company”), is submitting this letter in response to comments contained in the Staff letter, dated May 8, 2019, addressed to Mr. Paul Moody, the Company’s Chief Executive Officer, with respect to the Company’s Registration Statement on Form 10-12G/A, filed with the Securities and Exchange Commission on April 24, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have updated our financial statements to include those of our most recent quarter end.

SEC Comment(s) /Analysis

Amendment No. 3 to Form 10-12G filed April 24, 2019

General

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

1. Given the disclosure regarding Fast Lane's blank check company status and the disclosure regarding "Section 4(1)" and Rule 144 on page 4, please tell us about (1) any role that Fast Lane or its affiliates had in any resales of Fast Lane's securities since it issued those securities and (2) how Fast Lane determined that the issuance of the securities was not the first step in a distribution of its securities that required registration under the Securities Act.

COMPANY RESPONSE:

The Company by and through its director, Paul Moody, made reasonable inquiry to the share transaction completed on June 29, 2018 by Giant Motorsports, Inc., a Nevada company (“Predecessor” ) to Giant Consulting Services, LLC, (“GCS”) on June 29, 2018 which now represents an equivalent number of shares in Fast Lane Holdings, Inc.

After such inquiry Mr. Moody determined that GCS is not an underwriter with respect to the shares or that the transaction is the first step of a distribution of our securities. The reasonable inquiry made considered the fact that the Company nor any of its affiliates have sold or resold any of our shares since the aforementioned share issuance. GCS still holds the shares. The shares were issued about 11 months ago to GCS by our Predecessor in a private transaction for developing the Company’s business plan which is consistent with no view towards distribution. The Company nor any of its affiliates have sold or resold any of our shares since the share issuance to GCS. There was a fundamental business purpose to the transaction in which such securities were issued that has nothing whatsoever to do with an offering of the underlying shares.

Neither Fast Lane Holdings, Inc. nor any of its affiliates are in the business of underwriting securities and neither is a registered broker dealer.

Under the Commission’s rules, a “distribution” requires special selling efforts, which have not been conducted by Fast Lane Holdings and or its affiliates. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the Company or any other affiliate has or would take place now or at any other future time.

In conclusion, the Company and its management do not believe that the registrant should be required to assume that the majority shareholder will engage in a distribution without registration, given the Company and its management do not have any available evidence to support this conjecture. Accordingly, the Company has determined that the issuance of securities was not the first step in a distribution of securities that required registration under the Securities Act.

Certain Relationship and Related Transactions, page 12

2. We note your response to prior comment 2. If your CEO controls Giant Motorsports Delaware, Inc. after you cancelled its shares, please clearly disclose that information in this section.

Company Response:

We have added the following to page 12: “Our Chief Executive Officer Paul Moody remains in control of Giant Motorsports Delaware, Inc.”

Recent Sales of Unregistered Securities, page 13

3. Your disclosure in this section appears to address parts of the transaction, but does not take into consideration the transaction as a whole, including the separation agreement. Please revise your response to prior comment 3 to include your analysis taking into consideration the entire transaction. Also, please revise your response to:

• tell us with specificity the nature and amount of "[a]ll of the assets" that remained with Giant Motorsports Delaware, Inc. as you mention in your response; and

• provide us more specific information clarifying what you mean by your response that "[t]he incongruity of the former and failed business plan of [y]our Predecessor does not fit [y]our present blank check business plan." From your response, it should be clear how your business plan would have been affected if you did not cancel the Giant Motorsports Delaware, Inc. shares.

Company Response:

1) To the best of our knowledge, there are no assets that remained with Giant Motorsports Delaware, Inc. after the completion of holding company reorganization or subsequent restructuring. However, the agreement and plan of merger, subsection Effects of Merger attached as Exhibit 10.1 states that if there were any assets, they would have been vested with Giant Motorsports Delaware, Inc. We have revised Recent Sales of Unregistered Securities, page 13 to state with specificity that to the best knowledge of Issuer that Giant Motorsports Delaware, Inc. has no assets.

2) Successor is focusing on inorganic growth meaning searching and acquiring a new company or assets pursuant to a business combination. The incongruity of the former and failed business plan of our Predecessor does not fit our present blank check business plan. If we did not remove Giant Motorsports Delaware, Inc. as a subsidiary, stockholders may continue to incorrectly interpret that our business plan includes selling motorcycles, scooters and all terrain vehicles through retail power sport superstores which has nothing to do with our present day business plan. Separating Giant Motorsports Delaware, Inc. clearly defines from a legal stand point that we are not in the business of selling power sport products.

3) We have revised Recent Sales of Unregistered Securities, page 13 as follows:

On December 28, 2018, Giant Motorsports, Inc. (“GMOS Nevada”), a Nevada corporation completed an Agreement and Plan of Merger (“Re-domestication”) pursuant to Section 252 of the Delaware General Corporation Law, (“DGCL), whereas GMOS Nevada re-domesticated from Nevada to Delaware by merging with and into its wholly owned subsidiary known as Giant Motorsports Delaware Inc. (“GMOS Delaware” aka “Predecessor”), a Delaware corporation created on December 6, 2018 with GMOS Delaware as the surviving corporation. The Certificate of Merger (“Re-domestication”) was filed with Delaware Secretary of State on December 28, 2018, (Re-domestication Effective Time). All of the property rights, privileges,  agreements, powers and franchises, assets, debts, liabilities, duties and obligations of GMOS Nevada and GMOS Delaware became the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of GMOS Delaware, the re-domestication surviving corporation.

On December 28, 2018 after the Re-domestication Effective Time, GMOS Delaware completed an Agreement and Plan of Merger with Fast Lane Holdings, Inc. (“Holding Company Reorganization”) pursuant to Section 251(g) of the Delaware General Corporation Law, (“DGCL), whereas GMOS Delaware merged with and into Merger Sub, its indirect and wholly owned second subsidiary with GMOS Delaware as the surviving corporation. The Agreement and Plan of Merger was filed with Delaware Secretary of State on December 28, 2018. Upon completion of Holding Company Reorganization, Predecessor was removed as a subsidiary of Successor. All of the property rights, privileges,  agreements, powers and franchises, assets, debts, liabilities, duties and obligations of GMOS Delaware and Merger Sub became the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of GMOS Delaware, the surviving corporation. On December 28, 2018 after the completion of the Holding Company Reorganization, we cancelled all of the stock held in GMOS Delaware resulting in GMOS Delaware as a stand alone company. Pursuant to the holding company merger agreement and effects of merger, all of the assets, if any remain with Giant Motorsports Delaware, Inc. after the subsequent restructuring. Giant Motorsports Delaware has no assets to the best knowledge of the Issuer.

The Company believes that the Reorganization was not a transaction of the type described in subparagraph (a) of Rule 145 under the Securities Act of 1933 and the consummation of the Reorganization will not be deemed to involve an “offer”, “offer to sell”, “offer for sale” or “sale” within the meaning of Section 2(3) of the Securities Act of 1933. The Reorganization was consummated without the vote or consent of the Company’s stockholders. In addition, the provisions of Section 251(g) of the DGCL did not provide a stockholder of the Company with appraisal rights in connection with the Reorganization. The Company believes that in the absence of any right of any of the Company’s stockholders to vote with respect to the Reorganization or to insist that their shares be purchased for fair value, the Reorganization could not be deemed to involve an “offer” “offer to sell”; or “sale” within the meaning of Section 2(3) of the Securities Act of 1933.”

Our 2018 Holding Company Reorganization did not involve a “sale” of our securities. If the Company’s belief is later determined to be incorrect, then the Company and Shareholders could face substantial consequences under section 5 of the 1933 Securities Act.

The Company believes that the 2018 Reorganization did not involve a sale of our securities. Pursuant to the Section 251(g) of the DGCL, the 2018 reorganization was consummated without the vote or consent of the Company’s stockholders. In addition, Section 251(g) of the DGCL did not provide a stockholder of the Company with appraisal rights in connection with the Reorganization. The Company believes that in the absence of any right of any of the Company’s stockholders to vote with respect to the Reorganization or to insist that their shares be purchased for fair value, the Reorganization could not be deemed to involve an “offer” “offer to sell”; or “sale” within the meaning of Section 2(3) of the Securities Act. The Company is relying upon the plain meaning of a “sale” within the context of Section 2(3) of the Securities Act and has not received an opinion from counsel to determine that no sale occurred during the 2018 Reorganization.

If the Company’s belief is later determined to be incorrect, then the SEC could initiate proceedings against the company and any person that sold securities in violation of Section 5 of the 1933 Securities Act. Section 5 of the Securities Act of 1933 prohibits the sale or delivery of unregistered securities unless a registration statement is in effect as to a security. Section 5 makes it unlawful for any person, directly or indirectly to sell such security through the use of a prospectus or to use any means for the purpose of sale or for delivery of a sale. There is a risk that the United States Securities and Exchange Commission could later determine that the 2018 Reorganization did involve a “sale” of our securities.

If Staff should have any questions or comments regarding this submission or response, please feel free to contact the undersigned.

Thank you for your ongoing courtesy in this matter.

Fast Lane Holdings, Inc.

By: /s/ Paul Moody

Paul Moody

Chief Executive Officer